Exhibit (a)(1)(H)
OFFER TO EXCHANGE CERTAIN OUTSTANDING
STOCK OPTIONS FOR NEW DEFERRED STOCK UNITS
DATED MAY 22, 2007
INFORMATION ABOUT THE EXCHANGE
Boston Scientific is offering eligible employees the opportunity to exchange certain outstanding stock options for deferred stock units (or “DSUs”) on a grant-by-grant basis. The DSUs will be granted under the 2003 Long Term Incentive Plan. You may be eligible to participate in this offer because you have outstanding stock options with an exercise price per share that is equal to or greater than U.S. $25.00 and you are currently employed by Boston Scientific or one of its subsidiaries. Options eligible for exchange will be those that are outstanding immediately prior to the effective time of the exchange and that have an exercise price per share that is equal to or greater than U.S. $25.00. Participation in this offer is voluntary, and you are under no obligation to tender any of your eligible stock options for exchange. For full details of Boston Scientific’s option exchange program, please refer to the Offer to Exchange and supporting documents previously provided to you or available for viewing and printing on this website.
The following information highlights some of the key requirements for participation in the offer. It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange. The table on the “Eligible Options” page of this website lists each of your option grants eligible to participate in the offer and the number of DSUs you would receive in exchange for those options. If you do not have access to a computer, you may contact Mellon Investor Services (“Mellon”) in the United States at 800-718-2943 or internationally at 201-680-6670 to receive this information. Please keep in mind that the future performance of Boston Scientific’s stock will depend on many factors that cannot be predicted.
Once you’ve reviewed your individual information on the “Eligible Options” page of this website and the Offer to Exchange, you must then complete the election process set forth as described in the Exchange Instructions and on the Eligible Options page of this website to participate in the exchange offer. On the “Eligible Options” page, you may make an election on a grant-by-grant basis, regarding whether or not you wish to tender your stock options. Most employees will complete and submit their election to participate online through use of this website. However, some employees may prefer to print out, date, manually sign and submit in paper form the choices they have completed online.
In order to participate in the exchange, you must either make an online election or your completed election must be received by Mellon no later than 11:59 p.m., Eastern Daylight Savings Time on June 19, 2007. You may withdraw your election at any point during the election period by re-accessing this website and amending your election. If you do not properly submit your election by the deadline, no action will be taken with respect to your stock options, which will remain outstanding under their current terms and conditions following the exchange. All decisions are final as of 11:59 p.m., Eastern Daylight Savings Time on June 19, 2007.
Your Eligible Stock Options
A summary of your eligible stock options and the number of DSUs you would be granted in the exchange are found on the “Eligible Options” page of this website. If you exercise one or more of the listed options prior to the effective time of the exchange, any election you made with respect to that option will be void as such options will not be outstanding as of the effective time of the exchange and therefore will not be eligible to participate in the exchange.
If You Choose to Participate
If you choose to exchange a stock option grant through this program, you will surrender all unexercised shares in that grant (partial exchanges are not allowed). For each eligible option grant you elect to exchange, you will receive a new DSU award, based on your option grant’s associated exchange ratio. Your new DSU award(s) represents the right to receive or retain free of forfeiture conditions shares of Boston Scientific common stock once you meet the vesting requirements. The specific vesting schedule of each DSU award will depend on the vested status of the eligible option that you exchange. These vesting schedules are described in detail in the Offer to Exchange.
If you are in the U.S., you should be aware that the exchange of options should be treated as a non-taxable exchange and neither Boston Scientific nor you should recognize any income for U.S. federal income tax purposes upon the grant of the new DSUs. Upon the delivery of shares upon vesting of the new DSUs, the recipient will have ordinary income equal to the value of the shares at that time and the Company will be entitled to a corresponding deduction. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences. All employees are urged to review the summary of the tax consequences of participating in the exchange program contained in the Offer to Exchange.
If You Choose Not to Participate
If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive the DSUs described in this offer and your outstanding stock options will retain their current vesting provisions, exercise price and other terms. Again, participation in this program is completely voluntary, and you are under no obligation to participate.
What Do You Need To Do?
Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, if you wish to participate in the exchange we must receive your election before 11:59 p.m., Eastern Daylight Savings Time on June 19, 2007. You may complete and submit your election to participate in the exchange through the method you prefer:
Either:
• Online Submission of your election to exchange: Proceed to the “Eligible Options” page of this website where you may make a grant-by-grant election of whether or not you wish to tender your stock options.
Or:
• Paper Submission of your election to exchange: Print, sign and date the completed forms from this site, and return them through the following delivery method:
Via Regular Mail, Overnight Courier or Hand Delivery:
Mellon Investor Services
480 Washington Boulevard
attn: Kathleen Tyburczy, AIM# 074-2510
Jersey City, NJ 07310

Your acceptance of our offer will be effective as of the date Mellon receives your online or paper submission by either of the methods described above. If you choose to make your election in the paper format to Mellon, while not a condition to your election, we also ask that you make a copy for your own files. It is your responsibility to ensure that your election is received by Mellon by the deadline.
About This Program
For a complete description of the terms and conditions of the offer, please review the Offer to Exchange, available on this website. If you still have questions after reviewing the Offer to Exchange and all related information on the Boston Scientific Stock Option Exchange Program website, please call Mellon in the United States at 800-718-2943 or internationally at 201-680-6670.
Participation in this program involves a number of potential risks described in the Offer to Exchange. Since our stock’s future market price is unpredictable, eligible employees should carefully consider these risks. If you choose to participate, it is possible that your stock options would ultimately have had a greater value than the DSUs you receive under this offer. Employees are urged to carefully consider these risks. We recommend that you speak with your own financial and tax advisors before deciding whether or not to participate in the offer.